SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)

The J. M. Smucker Company

(Name of Issuer)

Common Shares, without par value

(including the preferred share purchase rights that attach to and trade with each common share)

(Title and Class of Securities)

832696 30 6

(CUSIP Number)

M. Ann Harlan

General Counsel and Secretary

The J. M. Smucker Company

Strawberry Lane

Orrville, Ohio 44667

(330) 682-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 832696 30 6	Schedule 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard K. Smucker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

700,100 (including 43,231 restricted shares and 279,920 options to purchase Common Shares exercisable within 60 days of the date of this report)

  8    SHARED VOTING POWER

1,657,538

  9    SOLE DISPOSITIVE POWER

656,869 (including 279,920 options to purchase Common Shares exercisable within 60 days of the date of this report)

10    SHARED DISPOSITIVE POWER

1,649,669

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,448,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (based on 58,222,991 Common Shares outstanding to the Reporting Person’s best knowledge as of the date of this report)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 832696 30 6	Schedule 13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D, dated August 28, 2000 and filed September 7, 2000 (as amended by Amendment No. 1 dated October 9, 2001 and filed on October 22, 2001) relating to the common shares, without par value, including the preferred share purchase rights that attach to and trade with each common share (the “Common Shares”), of The J. M. Smucker Company, an Ohio corporation (the “Issuer” or “Smucker”). The Issuer’s principal executive offices are located at Strawberry Lane, Orrville, Ohio 44667.

As of 8:15 a.m., Eastern Time, June 18, 2004 (the “Effective Time”), Smucker completed the merger (the “Merger”) of International Multifoods Corporation, a Delaware corporation (“Multifoods”), with and into MIX Acquisition Corporation (known as International Multifoods Corporation as of the Effective Time), a Delaware corporation and wholly owned subsidiary of Smucker (“Acquisition Sub”). Pursuant to the Agreement and Plan of Merger, dated as of March 7, 2004 (the “Merger Agreement”), by and among Multifoods, Acquisition Sub and Smucker, each share of Multifoods common stock, par value $0.10, was converted into the right to receive 0.4103 Common Shares (calculated as $20 divided by $48.74, which is the average closing price of Smucker Common Shares for the 20 consecutive trading days immediately before the completion of the Merger) and $5.00, in cash, without interest. Smucker issued 8,032,997 Smucker Common Shares in the Merger.

This Amendment is filed pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 to disclose a material decrease in the percentage of Common Shares beneficially owned by Richard K. Smucker (Mr. Smucker or the “Reporting Person”). Due to the issuance of additional Common Shares in the Merger, the Reporting Person no longer beneficially owns greater than 5% of outstanding Common Shares.

The filing of this Amendment shall not be deemed an admission that the Reporting Person, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, is the beneficial owner of any securities covered by this Amendment other than shares owned of record by the Reporting Person.

Item 2. Identity and Background.

(a) - (c) and (f) This Amendment is being filed by Richard K. Smucker. Mr. Smucker’s business address is c/o The J. M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667. He is the President, Co-Chief Executive Officer and Chief Financial Officer of Smucker, the address of which is noted in the immediately preceding sentence. Mr. Smucker is a citizen of the United States of America.

(d) - (e) Mr. Smucker has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 832696 30 6	Schedule 13D	Page 4 of 6 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Smucker is the beneficial owner of 2,448,055 Common Shares (including 43,231 restricted shares and 279,920 options to purchase Common Shares exercisable within 60 days of the date of this report), which together constitute 4.2% of the outstanding Common Shares (based on 58,222,991 Common Shares outstanding to the Reporting Person’s best knowledge as of the date of this report).

(b) Mr. Smucker has previously disclaimed beneficial ownership of 1,740,086 shares included in (a). Mr. Smucker has the sole power to vote 700,100 Common Shares (including 43,231 restricted shares and 279,920 options to purchase Common Shares exercisable within 60 days of the date of this report), which together constitute 1.2% of the outstanding Common Shares. Mr. Smucker shares the power to vote 1,657,538 Common Shares, which together constitute 2.9% of the outstanding Common Shares. Mr. Smucker has the sole power to dispose of 656,869 Common Shares (including 279,920 options to purchase Common Shares exercisable within 60 days of the date of this report), which together constitute 1.1% of the outstanding Common Shares. Mr. Smucker has the shared power to dispose of 1,649,669 Common Shares, which together constitute 2.8% of the outstanding Common Shares. Mr. Smucker disclaims any voting or investment power over 90,417 Common Shares included in (a).

Mr. Smucker shares voting and/or dispositive power with the following persons:

1. Timothy P. Smucker. Mr. Timothy Smucker, who is Chairman and Co-Chief Executive Officer of The J. M. Smucker Company, is a U.S. citizen. His business address is Strawberry Lane, Orrville, Ohio 44667.

2. Susan S. Wagstaff. Mrs. Wagstaff, who is a homemaker, is a U.S. citizen. Her address is 9933 Holt Road, Carmel, California 93921.

3. The Willard E. Smucker Foundation. The Willard E. Smucker Foundation, which is a charitable foundation, is organized under the laws of the State of Ohio. The address of its principal business and office is c/o The J. M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667.

CUSIP No. 832696 30 6	Schedule 13D	Page 5 of 6 Pages

To the best of Mr. Smucker’s knowledge, none of Timothy P. Smucker, Susan S. Wagstaff or The Willard E. Smucker Foundation has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or its was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed As Exhibits.

None.

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CUSIP No. 832696 30 6	Schedule 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2004	/s/ Richard K. Smucker
Richard K. Smucker